IRSA Inversiones y Representaciones S.A.
IRSA Propiedades Comerciales S.A.

NOTICE OF AMENDMENT OF THE INDENTURE

To the Holders of
8.750% Notes due 2023, Series No. 2 of IRSA Propiedades Comerciales S.A.
CUSIP Nos.: 463588 AA1 and P5880U AB6

Reference is hereby made to the Indenture dated March 23, 2016 among IRSA Propiedades Comerciales S.A. (“IRSA PC”), as issuer, The Bank of New York Mellon, as trustee (the “Trustee”), co-registrar, principal paying agent and transfer agent, and Banco Santander Argentina S.A. (formerly known as Banco Santander Río S.A.), as registrar, local paying agent, local transfer agent and representative of the Trustee in Argentina (the “Representative of the Trustee in Argentina”), as amended and supplemented by the First Supplemental Indenture thereto, dated as of March 23, 2016, among IRSA PC, the Representative of the Trustee in Argentina, The Bank of New York Mellon SA/NV, Luxembourg Branch (formerly known as The Bank of New York Mellon (Luxembourg) S.A.), and the Trustee, and as further amended and supplemented by the Second Supplemental Indenture, dated as of May 16, 2022, among IRSA Inversiones y Representaciones Sociedad Anónima, IRSA PC, the Representative of the Trustee in Argentina and the Trustee (as supplemented and amended, the “Indenture”) relating to IRSA PC’s 8.750% Notes due 2023, Series No. 2 (the “Notes”). Capitalized terms used but not otherwise defined herein shall have the meaning set forth in the Indenture.

 Pursuant to Section 7.1 of the Indenture, Holders of the Notes are hereby notified that (i) on May 16, 2022, IRSA, IRSA PC, the Trustee and the Representative of the Trustee in Argentina have entered into a Second Supplemental Indenture pursuant to which, as a result of the merger of IRSA PC with and into IRSA, with IRSA being the surviving entity, IRSA has, effective as of May 16, 2022, expressly and unconditionally (a) assumed IRSA PC’s obligations for the due and punctual payment of the principal of, and premium, if any, and interest on all of the Notes, and the performance and observance of every covenant of the Notes and the Indenture on the part of IRSA PC to be performed or observed under the Indenture, on the terms and subject to the conditions set forth in the Indenture and (b) agreed to be bound by all other provisions of the Indenture applicable to IRSA PC and to perform all of the obligations and agreements of IRSA PC under the Indenture and the Notes. IRSA agreed to be considered the “issuer” under the Notes and the Indenture and assumed all of IRSA PC’s liabilities as the principal debtor under the Indenture and the Notes and became bound by the terms and conditions therein as fully as if IRSA had been named in the Notes and the Indenture, in place of IRSA PC, as the principal debtor. IRSA also agreed that the Notes shall remain in full force and effect notwithstanding the absence of the endorsement of any notation by IRSA on the Notes.

* No representation is made as to the accuracy or correctness of CUSIP numbers.

Dated: May 17, 2022